UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35378

Gazit-Globe Ltd.

(Exact name of registrant as specified in its charter)

Nissim Aloni 10

Tel-Aviv, Israel 6291924

Tel: +972-3-694-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value 0.01 New Israeli Shekels per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Gazit-Globe Ltd. (the “Company”) first became subject to reporting obligations under section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) in December 2011, upon the consummation of the Company’s initial public offering in the United States (the “IPO”), and listing, of the Company’s ordinary shares, par value 1.00 New Israeli Shekels per share (“ordinary shares”), on The New York Stock Exchange (the “NYSE”) pursuant to the Company’s registration statement on Form F-1 (SEC file number 333-178320), which became effective on December 13, 2011 (the “IPO Form F-1”), and the Company’s Exchange Act registration statement on Form 8-A (SEC file number 001-35378), filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2011.

B. The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The ordinary shares were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on December 19, 2011, pursuant to the IPO Form F-1.

The Company has furthermore registered the offering of an indeterminate number (for an indeterminate aggregate initial offering price) of ordinary shares, preferred shares, warrants, subscription rights, debt securities, units, Gazit Group Financial LLC debt securities, and guarantees by the Company of Gazit Group Financial LLC debt securities, in the Company’s automatic-shelf registration statement on Form F-3 (SEC file number 333-211707) (the “Shelf Form F-3”), which the Company filed with the SEC on May 31, 2016, and which became effective immediately upon filing. No sale of securities has occurred under the Shelf Form F-3 within the 12 months preceding the filing of this Form 15F. Prior to the filing of this Form 15F, the Company has filed a post-effective amendment to terminate the registration of all unsold securities under the Shelf Form F-3.

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the Company’s ordinary shares is located in Tel Aviv, Israel, where the ordinary shares are listed on the Tel Aviv Stock Exchange (the “TASE”).

B. The ordinary shares were first listed on the TASE in 1983 and have been listed on the TASE for at least the 12 months preceding the filing of this Form.

C. For the 12-month period from February 1, 2018 through January 31, 2019, 97.3% of the trading in the Company’s ordinary shares occurred on the TASE.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from February 1, 2018 through January 31, 2019.

B. During the same 12-month period, the average daily trading volume of the ordinary shares was approximately 7,200 shares in the United States and approximately 326,000 shares on a worldwide basis.

C. For the same recent 12-month period, the average daily trading volume of the ordinary shares in the United States was 2.2% as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis.

D. The Company delisted the ordinary shares from the NYSE effective as of the end of the trading day on March 7, 2019 (March 7, 2019 was the last day on which the ordinary shares traded on the NYSE). As of that date, the average daily trading volume of the ordinary shares in the United States was 2.2% as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period.

E. The Company has not terminated a sponsored American Depositary Receipt (ADR) facility regarding the ordinary shares.

F. The Company used Bloomberg as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company disclosed its intent to voluntarily terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act in a press release that it issued on March 8, 2019.

B. The press release described above was disseminated by the NASDAQ NEWSWIRE service that the Company typically uses to publish press releases in the United States. In addition, the press release was posted to the Company’s website and submitted to the SEC as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K via EDGAR on March 8, 2019.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.gazitglobe.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Gazit-Globe Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Gazit-Globe Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Gazit-Globe Ltd.

Date: March 8, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer